Exhibit 4.7

Mr. Stan Cipkowski, Chief Executive Officer
Mr. Keith E. Palmer, Chief Financial Officer
American Bio Medica Corp.
122 Smith Rd.
Kinderhook, NY 12106

September 7, 2005

Gentlemen:

      This Services Agreement (the "Agreement") sets forth the terms and conditions under which Barretto Pacific Corporation ("BPC") has been engaged by American Bio Medica Corp (the "Company") for the purpose of disseminating and publicizing information regarding the Company, its business and its affairs to members of the public in the United States of America with a view to encouraging investment in the Company's securities. This Agreement is effective September 7, 2005 (the "Engagement Date").

      The parties agree as follows:

      1. The Services. In consideration of Company's payment of the Fee ( as defined below), BPC shall provide the following services to the Company (collectively, the "Services"), to the extent BPC determines each to be necessary or appropriate for the Company:

            (a) Disseminate Public Information. BPC will disseminate public information about the Company, its business and affairs, in the United States of America, to investment professionals and private parties who may have an interest in investing in the Company's securities. BPC has relationships with many members of the investment community including stockbrokers, buy and sell-side portfolio managers, buy and sell-side research analysts, financial newsletter writers, investment banks, fund managers, other investment professionals, and private investors. As a result, BPC will disseminate public information regarding the Company to its existing database of business associates and to other investment professionals whom BPC will research and identify based on their potential interest in the Company.

            (b) Communicate with Investment Community. BPC will communicate on an ongoing basis with members of the brokerage and investment community in the United States of America whom BPC has contacted for the benefit of the Company and who have expressed a continued interest in the Company.

            (c) Conduct Conference Calls. BPC will conduct periodic group conference calls with stockbrokers and other investment professionals who may have an interest in the Company. The group conference calls will enable the Company's senior management to present the Company's "story" to a captive audience.

            (d) Arrange Meetings with Investment Community. BPC will identify investor conferences where the Company's management may be invited to attend, and arrange group or individual meetings with portfolio managers, analysts, stockbrokers and other investment professionals in key money center cities.

            (e) Facilitate Research Reports. BPC will provide introductions to buy and sell-side research analysts, and financial newsletter writers with the goal of facilitating the production of one or more research reports or financial newsletters on the Company.

            (f) Facilitate Engagement of Investment Bankers. Should the Company consider a public offering, private stock sale or other transaction, BPC will assist in identifying and reaching agreement with an appropriate investment banker if requested by the Company.



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            (g) News Releases. BPC will review and, where appropriate, make suggestions to modify the Company's proposed news releases. The Company will reference BPC as a contact source on all Company news releases during the term of BPC's engagement by the Company. (h) Investor Relations. BPC will advise the Company regarding best practices that are typical of the Investor Relations profession.

            (i) Public Presentations. BPC will review and comment upon the Company's web-site, brochure, PowerPoint presentation, fact sheet and other investor oriented materials.

            (j) Media Contacts. From time to time BPC will provide introductions to members of the media who may be interested in the Company's affairs.

      During the term of this Agreement BPC will devote the time and attention to performing the Services for Company that BPC believes is necessary to provide effective promotion of the Company and its affairs. Notwithstanding anything to the contrary herein, the Services will not include any actions that constitute, or that BPC believes constitute, or that BPC is advised by its counsel may constitute, general solicitation or advertising of the Company's securities, rendering legal opinions or other legal services, performing services which would require BPC to register as a broker or dealer, or performing services that would render BPC an "underwriter" pursuant to federal or state securities laws.

      2. The Fee. As compensation for BPC rendering the Services during the term of this Agreement, the Company shall pay BPC a fee of $115,000 in cash (the "Cash Fee") and $60,000 in restricted stock (the "Restricted Stock") and the expense reimbursements described in Section 3, below, collectively, (the "Fee").

      The Cash Fee includes the following payments on the following dates:

         Payment         Payment Date
         $16,000         Upon engagement
         $ 9,000         On the 7th day of each month commencing October 7, 2005

      An invoice for each payment following the initial payment will be e-mailed to the Company two (2) business days prior to its due date. Failure to receive this invoice will not relieve the Company of its obligation to promptly pay each installment of the Cash Fee.

      Payments shall be made by wire transfer to the following account:

             Barretto Pacific Corporation
             Key Bank of Washington
             Account No. 471661005077
             ABA No. 125000574

      The Restricted Stock shall be paid as follows: On the Engagement Date the Company will unconditionally instruct its transfer agent (the "Transfer Agent") to issue to BPC a certificate for seventy five thousand (75,000) shares (the equivalent of $60,000) of Company's authorized but unissued common stock (the "Restricted Stock"). The Transfer Agent will be instructed to deliver the certificate for the Restricted Stock to the Company, which shall hold it for the benefit of BPC pursuant to this Agreement. Upon receipt of the certificate of Restricted Stock the Company will advise BPC that it has received said certificate. If the Company does not terminate this Agreement pursuant to
Section 5(b)(i), below, then, on December 7, 2005, Company shall deliver the certificate representing the Restricted Stock to BPC and BPC shall own the Restricted Stock free of all liens, claims, restrictions and encumbrances except the limits of Rule 144. If the Company does terminate this Agreement pursuant to
Section 5(b)(i), below, then Company shall retain the certificate for the Restricted Stock, and BPC will execute any document required by Company to allow Company to cancel the certificate and also confirm that it [BPC] has no interest in the Restricted Stock. If, within two (2) weeks of the Engagement Date, the Company has not unconditionally instructed its Transfer Agent to issue the certificate for the Restricted Stock then, the Company shall be obligated to issue to BPC 120% of the shares of Restricted Stock described above and shall instruct its Transfer Agent accordingly.


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      The Cash Fee, the expense reimbursements described in Section 3, below, and the Restricted Stock, shall be BPC's sole and exclusive entitlement against the Company as compensation for the Services.

      3. Expense Reimbursement. Except as specifically provided in this Section, BPC shall not be entitled to be reimbursed for any of the expenses, out of pocket or otherwise, that it incurs in the course of performing the Services. The Company agrees to promptly reimburse BPC for travel related expenses such as airfare, lodging and meals associated with attending meetings arranged on behalf of the Company, or accompanying management to investment conferences, or other matters that may require travel on behalf of the Company, all of which will be billed to Company at BPC's actual cost (collectively, "Allowed Expenses"). BPC shall provide Company with appropriate documentation to evidence the actual cost of the Allowed Expenses. BPC will not incur any Allowed Expense without the Company's prior approval, which approval shall constitute the Company's agreement to promptly reimburse BPC for all such approved expenses.

      Company understands that BPC's services (i) do not include the printing of any documentary material on behalf of the Company and that any expenses that may be incurred in that respect, (which will only be incurred with the Company's prior consent), shall be separately reimbursed to BPC by the Company; and (ii) do not include the cost of mailing the Company's internal "Investor Package" to members of the public who have requested such information from BPC.

      4. Company's Duties. Company shall diligently, competently and promptly take all actions reasonably requested by BPC to enable BPC to fully and satisfactorily perform the Services for Company. This may include, without limit, making its senior executives available on a regular basis to BPC; keeping BPC informed of Company's business plans and strategies; filing all required SEC reports within the prescribed time periods; integrating BPC into all discussions and processes related to investor relations issues (including the possibility of the Company hiring other vendors who may perform similar Services); distributing Company information packages requested by BPC by the end of the next business day following the date of the Company's receipt of the contact information; providing BPC with copies of all proposed news releases at least twenty-four
(24) hours before the anticipated release time; and indicating in all Company news releases that BPC is the investor relations contact reference for interested parties. If BPC's failure to perform the Services is due, in whole or in part, to Company's failure to comply with this Section, BPC shall not be in default under this Agreement.

      5. Term and Termination

            (a) Term. The Term of this Agreement will commence on the Engagement Date and continue for a period of one (1) year (the "Initial Term"), unless terminated as provided in the following subsection.

            (b) Termination. This Agreement may be terminated only as follows:

                  (i) By Company during the Term. By notice given to BPC no
            later than December 6, 2005 the Company may terminate this Agreement without cause effective as of the close of business on January 6, 2006. In the event the Company terminates the Agreement prior to or on December 6, 2005, the Company shall be obligated to pay BPC the payments due upon engagement and subsequent monthly payments of $9,000 through January 6, 2006, the final payment being due December 7, 2005; making the Company's total obligation to BPC $43,000.


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                  (ii) By BPC for Company's failure to Pay Fee, Reimburse
            Expenses or Cooperate. By notice given to the Company at any time, BPC may terminate this Agreement if the Company has failed to pay any installment of the Fee when due and payable or failed to fully and promptly reimburse any Allowed Expenses or approved expenses. BPC may also terminate this Agreement if, within thirty (30) days of giving a notice to Company that specifies in detail the facts constituting Company's breach of certain of its obligations under
            Section 4 hereof, Company has not cured the breach.

                  (iii) By Either Party for any Other Material Breach. Either
            party may terminate this Agreement if, within thirty (30) days of giving a notice to the other party that specifies in detail the facts constituting the other party's breach of any material term of this Agreement, not described in subsection (ii) above, the breaching party has not cured the breach.

            (c) Consequences of Termination. If this Agreement is properly terminated, there shall be no further obligations on the part of the Company or BPC, their respective stockholders, directors, officers, employees, agents or representatives, except (i) Company will be obligated to pay BPC the Fee for all periods through the effective date of the termination and to reimburse BPC for all Allowed Expenses and for all other approved expenses incurred through that date, and (ii) BPC shall be obligated to continue to comply with the provisions of Section 9. Nothing herein shall relieve either party from liability for any material breach of this Agreement.

            (d) Limitation of Liability. Notwithstanding anything contained in this Agreement to the contrary, in no event shall BPC's liability for any breach of this Agreement exceed the amount paid by Company to BPC as Fees under this Agreement.

            (e) Liquidated Damages. If, following Company's breach of certain of its obligations under Section 4 hereof BPC gives Company the notice required by
Section 5(b)(ii), above, Company fails to cure the specified breach within the 30-day cure period, and BPC terminates this Agreement on the grounds that Company has breached some or all of its obligations under Section 4 hereof then, in addition to payment of BPC's Fees, Allowed Expenses and other approved expenses through the termination date, Company shall be obligated to pay BPC an amount equal to two (2) months' Fee, as liquidated damages and not as a penalty. The parties agree that BPC's actual damages in this circumstance will be significant but are difficult to accurately predict and that the amount described above is their mutual, good faith estimate of what those damages are expected to be.

      6. Other Consultants and other Clients. The Company reserves the right to contract other firms to provide services similar to the Services and expressly acknowledges that BPC shall be entitled to provide the Services to other public companies provided that such other representation does not in any way interfere or conflict with the effective performance of BPC's duties hereunder, and provided, further, that BPC adheres to its obligations of confidentiality as set forth in Section 9 hereof.

      7. Status as Independent Contractor. All payments hereunder will be made to BPC as an independent contractor and BPC will be solely responsible for federal, state, and city tax filings and remittances. BPC is not, and by the provision of the Services will not become, an agent or employee of the Company and will have no authority, express or implied, to commit or otherwise obligate the Company in any manner whatsoever.

      8. Compliance with Laws. BPC represents and warrants that it will perform the Services in compliance with all applicable laws and legal requirements, including but not limited to all applicable federal and state securities laws and regulations applicable to BPC or to the Company, and the Company's internal policies with respect to Insider Trading, a copy of which has been provided to BPC.


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      9. Nondisclosure. BPC will not, either during or after the term of this
Agreement, directly or indirectly, divulge, publish or disclose any information regarding the affairs or business of the Company or its affiliates except information that is provided by the Company and expressly authorized to be disclosed. BPC will not use for its own purposes, or for any purposes other than providing the Services to the Company, any information BPC may acquire with respect to the Company's affairs, business, or projects. Upon the termination of this Agreement (for any reason) BPC will promptly return to the Company all documents and other property of the Company including, without limitation, all Confidential Information (as defined below) and all copies thereof. BPC will deliver all such materials in accordance with the Company's directions.

      BPC acknowledges that the Company may provide to BPC material, non-public information ("Confidential Information") concerning the Company. BPC agree that only those employees or advisors who have a need to know such information will have access to such Confidential Information, and that any employee or advisor who is provided with such access will be under a written obligation to maintain the confidentiality of such Confidential Information on terms at least as restrictive as those provided for herein. BPC will not trade the Company's stock upon the basis of any material non-public information that BPC may possess.

      BPC will segregate all Confidential Information from information of other companies and will not reproduce any of the Confidential Information without the Company's prior written consent. BPC acknowledges that (i) BPC has received and read the Company's most recently filed public documents, and (ii) the Company has made available to BPC all other documents and information that BPC has requested relating to the Company.

      10. Notice. Any notice required or permitted to be given by this Agreement shall be in writing and must be given by personal delivery, by confirmed facsimile transmission, by overnight courier, or by mailing, postage prepaid, registered or certified mail. All notices shall be addressed to the receiving party at its address set forth below or to such other address as the receiving party may, by notice, designate. Notices shall be deemed to be given and effective as follows: (i) if personally delivered or sent by facsimile, as of the date the notice is personally delivered of faxed; (ii) if sent by overnight courier, two (2) business days after delivery of the notice to the courier; and
(iii) if sent by certified or registered mail, four (4) business days after mailing. Notice shall be addressed as follows:

      (a) if to the Company, to: Mr. Stan Cipkowski, 122 Smith Rd., Kinderhook, NY 12106

      (b) if to BPC, to: Landon Barretto, 1916 Pike Place, Suite 12, Box 8, Seattle, WA 98101

      11. Binding Effect; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto. This Agreement may not be assigned.

      12. Severability. Each provision and paragraph of this Agreement is declared to constitute a separate and distinct covenant and to be severable from all other such separate and distinct covenants under this Agreement. If any covenant or provision herein contained is determined to be void or unenforceable, in whole or in part, such determination shall not affect or impair the validity or enforceability of any other covenant or provision contained in this Agreement and the remaining provisions of this Agreement shall be valid and enforceable to the fullest extent provided by law.

      13. No Brokers. BPC represents and warrants that it has not retained any broker or other individual in connection with the subject matter of this Agreement who may be entitled to be paid a fee by the Company in connection herewith.

      14. Entire Agreement. This Agreement replaces, supersedes and cancels all prior agreements, representations and understandings between the Company and BPC in respect of the subject matter of this Agreement.


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      15. Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New York applicable to contracts executed and to be performed wholly within such state.

      16. Dispute Resolution. All disputes arising out of this Agreement shall be submitted to mediation. The goal of the mediation shall be to preserve and enhance the parties' relationship. Any party desiring mediation shall begin the process by giving the other party a written request to mediate, describing the issues involved and inviting the other party to join with the requesting party to name a mutually agreeable mediator and a time frame for the mediation meeting. The parties and the mediator may adopt any procedural format they choose. The contents of all discussions during the mediation shall be confidential and non-discoverable in any subsequent litigation. If the parties can agree upon a mutually acceptable resolution to the disagreement, it shall be reduced to writing, signed by the parties, and the dispute shall be deemed ended.

      If the dispute is not successfully mediated, or if either party refuses to mediate or to promptly name a mutually acceptable mediator, then any party who desires dispute resolution may institute legal proceedings. In any such legal proceeding, the prevailing party shall be awarded its reasonable legal fees and costs, in addition to any other amounts to which it may be entitled.

      17. Consent to Jurisdiction. The Company and BPC hereby irrevocably submit in any suit, action or proceeding arising out of or relating to this Agreement to the exclusive jurisdiction and venue of the federal and state courts of the State of New York and irrevocably waive any and all objections to such courts' exclusive jurisdiction and venue in any such suit, action or proceeding.

      18. Waiver of Jury Trial. The Company and BPC hereby waive any right they may have to a trial by jury in respect of any action, proceeding or litigation directly or indirectly arising out of, under, or in connection with this Agreement.

      19. Amendments; Waivers. No amendment or waiver of any provision of this Agreement shall be binding upon a party unless made in writing and signed by such party.

      20. Further Documents. The parties will execute and deliver all such further documents and instruments and do all such further acts and things as may be required to carry out the full intent and meaning of this Agreement.

      21. Indemnification. BPC shall indemnify and hold harmless the Company, its directors and officers, and each person, if any, who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys' and accountants' fees, disbursements and expenses, as incurred) incurred by such party arising out of or based upon (i) any failure of BPC to perform the Services in accordance with applicable law, or (ii) any suit, claim, investigation, action or other proceeding brought by any governmental entity in connection with BPC's performance under this Agreement.

      22. Counterparts. This Agreement may be executed in two or more partially or fully executed counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument provided that neither party shall have any obligations hereunder until all parties have become signatories hereto.


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      Please confirm that the foregoing correctly sets forth our agreement by initialing each page, signing the signature page, and returning to us via facsimile a copy of this Agreement.


                                    BARRETTO PACIFIC CORPORATION

                                    By: /s/ Landon Barretto
                                        ----------------------------------------
                                        Landon Barretto, President


                                    AGREED AND ACCEPTED

                                    American Bio Medica Corp.

                                    By: /s/ Stan Cipkowski
                                        ----------------------------------------
                                        Stan Cipkowski, Chief Executive Officer


                                    By: /s/ Keith E. Palmer
                                        ----------------------------------------
                                        Keith E. Palmer, Chief Financial Officer


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